Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

CHANGE OF EXECUTIVE DIRECTOR
AND CHIEF EXECUTIVE OFFICER

The board (the “Board”) of directors (the “Director(s)”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, and together with its subsidiaries, the “Group”) announces the following changes have taken place with effect from April 15, 2026:

(1)	Ms. June YANG Lijuan (楊利娟) (“Ms. YANG”) resigned as an executive Director and the chief executive officer of the Company;

(2)	Mr. LI Yu (李瑜) (“Mr. LI”) was appointed as the chief executive officer of the Company and as a result ceased to be the chief operating officer of the Company, while remaining as an executive Director; and

(3)	Mr. YOON Daejin (“Mr. YOON”) was appointed as an executive Director.

RESIGNATION OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board hereby announces that, Ms. YANG ceased to serve as an executive Director and the chief executive officer of the Company with effect from April 15, 2026. Ms. YANG will join Haidilao International Holding Ltd. (“Haidilao International”), a company primarily operating Haidilao restaurants in Greater China and listed on the Stock Exchange (stock code: 6862), to coordinate and drive the implementation of the “Pomegranate Plan” in Haidilao International.

Ms. YANG has confirmed to the Board that she has no disagreement with the Board, and there are no other matters with respect to her resignation that need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or the shareholders of the Company (the “Shareholders”).

The Board would like to take this opportunity to express its sincere gratitude to Ms. YANG for her stewardship and contributions during her tenure as an executive Director and the chief executive officer of the Company.

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board is pleased to further announce that, for the purposes of continuous innovation and long- term development, and to actively cultivate the younger generation of the management team, with effect from April 15, 2026, (i) Mr. LI was appointed as the chief executive officer of the Company and, as a result, ceased to serve as the chief operating officer of the Company with effect from April 15, 2026. Mr. LI will remain as an executive Director; and (ii) Mr. YOON was appointed as an executive Director.

Appointment of the Chief Executive Officer

The biographical details of Mr. LI are set out below:

Mr. LI Yu (李瑜), aged 40, was appointed as an executive Director on March 30, 2023. He is responsible for implementing and promoting the Group’s development strategies as well as the operation and improvement of the Group’s restaurant business. Mr. LI used to serve as the chief executive officer of the Company from March 30, 2023 to June 30, 2024, and has been serving as the chief operating officer of the Company since March 17, 2025. He holds directorships at 28 subsidiaries of the Group. Mr. LI has been tempered through numerous experiences in “Hard Bone” regions within the Group, leading stores in several countries out of management difficulties or operational downturns, demonstrating solid business acumen, a pragmatic management style, and tenacious problem-solving perseverance.

Mr. LI possesses over 18 years of extensive experience in the catering industry. He joined Haidilao International in November 2007. He was responsible for the operation and management of the Haidilao restaurants in Japan, South Korea, Thailand and Taiwan, China from May 2021 to March 2022 and was further appointed as the chief operating officer (Chinese mainland) from March 2022 to October 2022. Mr. LI also acted as an executive director of Haidilao International from August 2021 to September 2022.

Mr. LI completed the MBA program held by National Chengchi University (台灣政治大學) in Taiwan in October 2017.

Mr. LI has entered into a service contract with the Company for a term of three years, commencing from the date of the appointment, and is subject to retirement by rotation and re-election in accordance with the articles of association of the Company (the “Articles”). Pursuant to the terms of Mr. LI’s appointment, he is entitled to an annual Director’s fee of RMB500,000, an annual remuneration of the chief executive officer of RMB600,000 as well as discretionary performance bonus and other benefits. The remuneration of Mr. LI is recommended by the remuneration committee of the Board (the “Remuneration Committee”) and determined by the Board, and will be subject to annual review by the Remuneration Committee and the Board from time to time, with reference to the prevailing market level and his responsibilities and performance.

As of the date of this announcement, Mr. LI is deemed to be interested in 39,750 shares of the Company (being unvested award shares which are granted under the share award scheme of the Company), held by him within the meaning of Part XV of the Securities and Futures Ordinance (chapter 571 of the Laws of Hong Kong) (the “SFO”).

Appointment of an Executive Director

The biographical details of Mr. YOON are set out below:

Mr. YOON Daejin, aged 43, possesses robust experience in the catering industry. In October 2013, Mr. YOON joined the Group, where he was involved in the preparation and establishment of the Company’s operations in the South Korean market, including company incorporation, site selection, project coordination and team building. In July 2016, Mr. YOON was appointed as the store manager of the second store in South Korea, during which time he led the expansion of stores in Chinese Mainland, Indonesia and South Korea. Since 2022, Mr. YOON has been serving as the regional manager of the South Korea market, with overall responsibility for regional operation and management. In this role, he has actively driven the localization strategy, creatively explored and developed management approaches tailored to local customers and employees, earning a strong market reputation, and led the stores in the market to achieve steady improvements in business performance and operational quality, thereby making significant contributions to the Group’s growth in the East Asia region. Mr. YOON holds directorships at two subsidiaries of the Group. Prior to joining the Group, Mr. YOON served as a procurement manager at Rich Communications Limited, a South Korean company primarily engaged in electronic components, from March 2008 to September 2013.

Mr. YOON obtained a bachelor’s degree in communication engineering from Dalian Jiaotong University ( 大連交通大學) in June 2006. He completed the MBA program in business administration at Sungkyunkwan University in South Korea in March 2016.

Mr. YOON has entered into a service contract with the Company for a term of three years, commencing from the date of the appointment, and is subject to retirement by rotation and re- election in accordance with the Articles. Mr. YOON shall hold office until the forthcoming annual general meeting of the Company and will be eligible for and subject to re-election at such meeting in accordance with the Articles. According to the terms of Mr. YOON’s appointment, he is entitled to an annual Director’s fee of RMB500,000, as well as discretionary performance bonus and other benefits. The remuneration of Mr. YOON is recommended by the Remuneration Committee and determined by the Board, and will be subject to annual review by the Remuneration Committee and the Board from time to time, with reference to the prevailing market level and his responsibilities and performance.

Requirements under the Listing Rules

As of the date of this announcement, each of Mr. LI and Mr. YOON has confirmed to the Board that, save as disclosed in this announcement, he (i) does not hold any other position with the Company or other members of the Group; (ii) does not hold any directorship in the last three years in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas, and does not have any other major appointments and professional qualifications; (iii) does not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; or (iv) does not have any other interests in the shares or debentures of the Company or its associated corporations within the meaning of Part XV of the SFO.

Save as disclosed in this announcement, the Board is not aware of any other matters relating to the appointment of Mr. LI or Mr. YOON that need to be brought to the attention of the Shareholders or the Stock Exchange, nor is there any other information required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange.

The Board wishes to express its warm welcome to Mr. LI and Mr. YOON for their new appointments.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairperson

Singapore, April 15, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director; Mr. LI Yu, Mr. YOON Daejin and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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